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                          December 29, 2022

       Michael McConnell
       Chief Executive Officer
       EzFill Holdings, Inc.
       2999 NE 191St Street
       Aventura, Florida 33180

                                                        Re: EzFill Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2022
                                                            File No. 333-268960

       Dear Michael McConnell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              David Manno